Filed Pursuant to Rule 424(b)(5)

Registration No. 333-144828

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee (1)(2)
Floating Rate Notes due July 30, 2010	$450,000,000	100%	$450,000,000	$13,815
6.125% Senior Notes due December 16, 2013	$950,000,000	99.697%	$947,121,500	$29,077
6.625% Senior Notes due December 16, 2036	$700,000,000	98.946%	$692,622,000	$21,264

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933 (the “Securities Act”). The total registration fee due for this offering is $64,156.

(2)	Pursuant to Rule 457(p) under the Securities Act, the registration fee of $56,630 that has already been paid and remains unused with respect to securities that were previously registered pursuant to Registration Statement No. 333-105990 and were not sold thereunder is applied to the registration fee for this offering. The remaining filing fee of $7,526 has been transmitted to the SEC in connection with the securities offered pursuant to this prospectus supplement and prospectus.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated July 24, 2007)

$2,100,000,000

$450,000,000 Floating Rate Notes due July 30, 2010

$950,000,000 6.125% Notes due August 1, 2017

$700,000,000 6.625% Notes due August 1, 2037

Kimberly-Clark will pay interest on the 2010 floating rate notes due July 30, 2010 on January 31, April 30, July 31 and October 31 of each year. We will pay interest on each of the 6.125% notes due August 1, 2017 and the 6.625% notes due August 1, 2037 on February 1 and August 1 of each year. The first such payments on the 2010 floating rate notes will be made on October 31, 2007, and the first such payments on the 2017 notes and the 2037 notes will be made on February 1, 2008. The 2010 floating rate notes will have an interest rate of LIBOR (as defined) plus 0.10% per annum. We may redeem the 2017 notes and the 2037 notes at our option and at any time, either as a whole or in part, at the redemption prices described in this prospectus supplement. The 2010 floating rate notes will not be redeemable prior to maturity. If we experience a change of control repurchase event, we may be required to offer to repurchase the notes from holders.

The notes will not be listed on any national securities exchange or quoted on the Nasdaq National Market.

Investing in the notes involves risks. Please see “ Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

	Per 2010 Floating Rate Note	Total	Per 2017 Note	Total	Per 2037 Note	Total
Public Offering Price	100.000%	$450,000,000	99.697%	$947,121,500	98.946%	$692,622,000
Underwriting Discount	0.250%	$1,125,000	0.450%	$4,275,000	0.875%	$6,125,000
Proceeds to Kimberly-Clark (before expenses)	99.750%	$448,875,000	99.247%	$942,846,500	98.071%	$686,497,000

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will begin to accrue on July 30, 2007 and must be paid by the purchaser if the notes are delivered after July 30, 2007. The proceeds to Kimberly-Clark set forth above does not take into account offering expenses.

The notes are offered severally by the underwriters, subject to various conditions. The underwriters expect to deliver the notes in book-entry form only through The Depository Trust Company against payment on or about July 30, 2007.

Joint Book-Running Managers

Citi	Lehman Brothers	JPMorgan

Co-Managers

Goldman, Sachs & Co.	Morgan Stanley	Barclays Capital
HSBC	Merrill Lynch & Co.	UBS Investment Bank

The date of this Prospectus Supplement is July 25, 2007.

i

You should read this prospectus supplement and the accompanying prospectus carefully before you invest. You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to give you different information. If anyone gives you different or inconsistent information, you should not rely on it. This prospectus supplement may add to, update or change information in the prospectus. The information contained in this prospectus supplement is current only as of the date appearing at the bottom of the cover. Since that date, our business, financial condition, results of operations and prospects may have changed.

In this prospectus supplement and the accompanying prospectus, unless we otherwise specify or the context otherwise requires, references to “Kimberly-Clark,” “we,” “us,” and “our” refer to Kimberly-Clark Corporation and its consolidated subsidiaries.

We are not, and the underwriters are not, offering to sell or seeking offers to buy securities in any jurisdiction where the offer or sale is not permitted.

This prospectus supplement and the accompanying prospectus do not contain all of the information contained in the registration statement and its exhibits which we filed with the Securities and Exchange Commission (the “SEC”). You should read the registration statement and its exhibits for information that may be of interest to you. For information on obtaining a copy of the registration statement, see “Where You Can Find More Information” in the prospectus.

Risk Factors

You should carefully consider the risk factors under the heading “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before making an investment decision. In addition, there may be other risks that a prospective investor should consider that are relevant to its own particular circumstances.

Selected Financial Data

	Three Months Ended March 31,(a)		Year Ended December 31,
(In Millions, except per share amounts)	2007	2006	2006		2005(c)	2004(d)	2003(d)	2002(d)(e)
Net Sales	$4,385.3	$4,067.9	$16,746.9		$15,902.6	$15,083.2	$14,026.3	$13,231.5
Gross Profit	1,352.3	1,153.1	5,082.1		5,075.2	5,068.5	4,794.4	4,693.8
Operating Profit	616.1	420.4	2,101.5		2,310.6	2,506.4	2,331.6	2,368.3
Share of Net Income of Equity Companies	45.0	39.0	218.6	(b)	136.6	124.8	107.0	113.3
Income from:
Continuing operations	452.0	275.1	1,499.5		1,580.6	1,770.4	1,643.6	1,627.4
Discontinued operations	—	—	—		—	29.8	50.6	58.6
Cumulative effect of accounting change	—	—	—		(12.3)	—	—	(11.4)
Net Income	452.0	275.1	1,499.5		1,568.3	1,800.2	1,694.2	1,674.6
Per share basis:
Basic
Continuing operations	.99	.60	3.27		3.33	3.58	3.24	3.15
Discontinued operations	—	—	—		—	.06	.10	.11
Cumulative effect of accounting change	—	—	—		(.03)	—	—	(.02)
Net Income	.99	.60	3.27		3.30	3.64	3.34	3.24
Diluted
Continuing operations	.98	.60	3.25		3.31	3.55	3.23	3.13
Discontinued operations	—	—	—		—	.06	.10	.11
Cumulative effect of accounting change	—	—	—		(.03)	—	—	(.02)
Net Income	.98	.60	3.25		3.28	3.61	3.33	3.22
Cash Dividends Per Share
Declared	.53	.49	1.96		1.80	1.60	1.36	1.20
Paid	.49	.45	1.92		1.75	1.54	1.32	1.18
Total Assets	$17,181.6	$16,391.5	$17,067.0		$16,303.2	$17,018.0	$16,779.9	$15,639.6
Long-Term Debt	2,277.0	2,570.4	2,276.0		2,594.7	2,298.0	2,733.7	2,844.0
Stockholders’ Equity	6,355.0	5,672.0	6,097.4		5,558.2	6,629.5	6,766.3	5,650.3

(a)	Unaudited consolidated financial data has been prepared on the same basis as the 2006 Annual Report to Stockholders and includes all adjustments necessary to present fairly the Consolidated Balance Sheet and Consolidated Income Statement for the periods indicated.
(b)	Our share of net income includes a gain of approximately $46 million from the sale by Kimberly-Clark de Mexico, S.A.B. de C.V. of its pulp and paper business.
(c)	In accordance with the requirements of Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, we recorded a pretax asset retirement obligation of $23.6 million at December 31, 2005. The cumulative effect on income, net of related income tax effects, of recording the asset retirement obligation was $12.3 million, or $.03 per share. See Item 8, Note 1 to our Consolidated Financial Statements.
(d)	Income statement data present the results of Neenah Paper’s fine and technical papers business as discontinued operations.
(e)	During 2001, the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board issued EITF No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products. We adopted EITF 01-9 effective January 1, 2002, and reclassified the expected redemption value of coupons and other applicable promotional activities from expense to a reduction in revenue, which reduced net sales $1.2 billion for 2001. The adoption of EITF 01-9 required the recording of a cumulative effect of a change in accounting principle in 2002, equal to an after-tax charge of approximately $.02 per share, which resulted from a change in the period for recognizing the costs of coupons.

Recent Developments

On July 24, 2007, we announced our results for the second quarter ended June 30, 2007. Our earnings press release was furnished to the SEC on a Form 8-K. In the second quarter of 2007, net sales increased 8.2 percent to $4.5 billion. Diluted net income per share for the second quarter 2007 was $1.00 compared with 82 cents in the prior year. Operating profit was $649 million in the second quarter of 2007, compared with $544 million in 2006. Cash provided by operations in the second quarter increased to $652 million, up 9 percent from $600 million in 2006. Capital spending for the quarter was $262 million in 2007 compared with $220 million in the prior year.

On July 24, 2007, we also announced that we had entered into an accelerated share repurchase (ASR) agreement with Bank of America to purchase approximately 29.6 million shares of our common stock at an initial cost of $2.0 billion. Initial settlement of the ASR is expected to occur on or about July 27, 2007, and we will fund the share purchase with short-term borrowings. Our board of directors also approved the repurchase of an additional 50 million shares of our common stock during the next several years, augmenting the 50 million share authorization from September 2005 that will be fully completed upon execution of the ASR.

Use of Proceeds

We estimate that the net proceeds we will receive from this offering will be approximately $2.08 billion after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us. We anticipate using the net proceeds from this offering to reduce borrowings under a short-term credit facility and to partially retire 7.10% long-term notes that mature on August 1, 2007. On July 27, 2007, we intend to borrow $2.0 billion under a short-term credit facility in connection with our purchase of $2.0 billion of our shares of common stock under an accelerated share repurchase program. Affiliates of certain of the underwriters in this offering will be lenders under our $2.0 billion short-term credit facility and will each receive a portion of the proceeds from this offering to repay such loan. See “Underwriting.”

Description of Notes

The following summary of the terms of the notes supplements the general description of debt securities contained in the prospectus. To the extent the following terms are inconsistent with the general description contained in the prospectus, the following terms replace such inconsistent terms. You should read both the prospectus and this prospectus supplement.

General

The 2017 notes and 2037 notes:

•

will be in an aggregate initial principal amount of $950,000,000, in the case of the 2017 notes, and $700,000,000, in the case of the 2037 notes, subject to our ability to issue additional notes which may be of the same series as the 2017 notes or 2037 notes as described under “—Further Issues,”

•	will mature on August 1, 2017, in the case of the 2017 notes, and August 1, 2037, in the case of the 2037 notes,

•	will bear interest at a rate of 6.125% per annum, in the case of the 2017 notes, and 6.625% per annum, in the case of the 2037 notes,

•	will be our senior debt, ranking equally with all our other present and future unsecured and unsubordinated indebtedness,

•	will be issued in U.S. dollars in denominations of $1,000 and integral multiples of $1,000 in excess thereof,

•	will be repaid at par at maturity,

•	will be redeemable by us at any time prior to maturity as described below under “—Optional Redemption,”

•	will be subject to repurchase by us upon a Change of Control Repurchase Event as described below under “—Repurchase upon Change of Control Repurchase Event,”

•	will be subject to defeasance and covenant defeasance as described below under “—Defeasance and Covenant Defeasance,” and

•	will not be subject to any sinking fund.

The 2010 floating rate notes:

•

will be in an aggregate initial principal amount of $450,000,000, subject to our ability to issue additional notes which may be of the same series as the 2010 floating rate notes as described under “—Further Issues,”

•	will mature on July 30, 2010,

•	will bear interest at a rate of LIBOR (as described below) plus 0.10% per annum,

•	will be our senior debt, ranking equally with all other present and future unsecured and unsubordinated indebtedness,

•	will be issued in U.S. dollars in denominations of $1,000 and integral multiples of $1,000 in excess thereof,

•	will be repaid at par at maturity,

•	will not be redeemable prior to maturity,

•	will be subject to repurchase by us upon a Change of Control Repurchase Event as described below under “—Repurchase upon Change of Control Repurchase Event,”

•	will be subject to defeasance and covenant defeasance as described below under “—Defeasance and Covenant Defeasance,” and

•	will not be subject to any sinking fund.

The indenture and the notes do not limit the amount of indebtedness that may be incurred or the amount of securities that may be issued by us.

Interest

2017 Notes and 2037 Notes

Interest on the 2017 notes and 2037 notes will accrue from and include July 30, 2007 or from and include the most recent interest payment date to which interest has been paid or provided for. We will make interest payments semiannually on February 1 and August 1 of each year, with the first interest payment being made on February 1, 2008. We will make interest payments to the person in whose name the 2017 notes and 2037 notes are registered at the close of business on January 15 or July 15, as applicable (in each case, whether or not a business day), before the next interest payment date.

If the interest payment date is not a business day at the relevant place of payment, payment of interest will be made on the next day that is a business day at such place of payment. For the purposes of the 2017 notes and 2037 notes, “business day” means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law to close in The City of New York and, for any place of payment outside of The City of New York, in such place of payment. Interest on the 2017 notes and 2037 notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

2010 Floating Rate Notes

We will pay interest on the 2010 floating rate notes quarterly on January 31, April 30, July 31 and October 31 of each year and on any maturity date (each, an “interest payment date”), commencing October 31, 2007, to the persons in whose names the 2010 floating rate notes are registered at the close of business on January 15, April 15, July 15 or October 15, as applicable (in each case, whether or not a business day), immediately preceding the related interest payment date; provided, however, that interest payable on any maturity date shall be payable to the person to whom the principal of such 2010 floating rate notes shall be payable. Interest on the 2010 floating rate notes will be computed on the basis of the actual number of days elapsed over a 360-day year.

Interest payable on any interest payment date or maturity date shall be the amount of interest accrued from, and including, the immediately preceding interest payment date in respect of which interest has been paid or duly provided for (or from and including the original issue date, if no interest has been paid or duly provided for with respect to the 2010 floating rate notes) to, but excluding, such interest payment date or maturity date, as the case may be. If any interest payment date (other than the maturity date) would otherwise be a day that is not a business day, such interest payment date will be postponed to the immediately succeeding day that is a business day, except that if such business day is in the immediately succeeding calendar month, such interest payment date (other than the maturity date) shall be the immediately preceding business day. If the maturity date of the 2010 floating rate notes falls on a day that is not a business day, the related payment of principal and interest will be made on the immediately succeeding business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the immediately succeeding business day.

For purposes of the 2010 floating rate notes, by “business day” we mean a day which is not a day when banking institutions in New York City are authorized or required by law or regulation to be closed, and that is also a “London business day”, which is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

The term “maturity,” when used with respect to a 2010 floating rate note, means the date on which the principal of such 2010 floating rate note or an installment of principal becomes due and payable as therein provided or as provided in the indenture, whether at the stated maturity or by declaration of acceleration, call for redemption, repayment or otherwise.

Rate of Interest

The interest rate on the 2010 floating rate notes will be reset quarterly on January 31, April 30, July 31 and October 31 of each year, commencing October 31, 2007 (each, an “interest reset date”), and the 2010 floating rate notes will bear interest at a per annum rate equal to three-month LIBOR (as defined below) for the applicable interest reset period or initial interest period (each as defined below) plus 0.10% (10 basis points). The interest rate for the initial interest period will be three-month LIBOR, determined as of two London business days prior to the original issue date, plus 0.10% per annum. The “initial interest period” will be the period from and including the original issue date to but excluding the initial interest reset date. Thereafter, each “interest reset period” will be the period from and including an interest reset date to but excluding the immediately succeeding interest reset date; provided that the final interest reset period for the 2010 floating rate notes will be the period from and including the interest reset date immediately preceding the maturity date of such notes to but excluding the maturity date.

If any interest reset date would otherwise be a day that is not a business day, the interest reset date will be postponed to the immediately succeeding day that is a business day, except that if that business day is in the immediately succeeding calendar month, the interest reset date shall be the immediately preceding business day.

The interest rate in effect on each day will be (i) if that day is an interest reset date, the interest rate determined as of the interest determination date (as defined below) immediately preceding such interest reset date or (ii) if that day is not an interest reset date, the interest rate determined as of the interest determination date immediately preceding the most recent interest reset date or the original issue date, as the case may be.

Interest Rate Determination

The interest rate applicable to each interest reset period commencing on the related interest reset date, or the original issue date in the case of the initial interest period, will be the rate determined as of the applicable interest determination date. The “interest determination date” will be the second London business day immediately preceding the original issue date, in the case of the initial interest reset period, or thereafter the applicable interest reset date.

The Bank of New York Trust Company, N.A., or its successor appointed by us, will act as calculation agent. Three-month LIBOR will be determined by the calculation agent as of the applicable interest determination date in accordance with the following provisions:

(i)	LIBOR is the rate for deposits in U.S. dollars for the 3-month period which appears on Reuters Screen LIBOR01 Page (as defined below) at approximately 11:00 A.M., London time, on the applicable interest determination date. “Reuters Screen LIBOR01 Page” means the display designated on page “LIBOR01” on Reuters Screen (or such other page as may replace the LIBOR01 page on that service, any successor service or such other service or services as may be created for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If no rate appears on Reuters Screen LIBOR01 Page, LIBOR for such interest determination date will be determined in accordance with the provisions of paragraph (ii) below.

(ii)	With respect to an interest determination date on which no rate appears on Reuters Screen LIBOR01 Page as of approximately 11:00 a.m., London time, on such interest determination date, the calculation agent shall request the principal London offices of each of four major reference banks (which may include affiliates of the underwriters) in the London interbank market selected by the calculation agent (after consultation with us) to provide the calculation agent with a quotation of the rate at which deposits of U.S. dollars having a three-month maturity, commencing on the second London business day immediately following such interest determination date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such interest determination date in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, LIBOR for such interest determination date will be the arithmetic mean of such quotations as calculated by the calculation agent. If fewer than two quotations are provided, LIBOR for such interest determination date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on such interest determination date by three major banks (which may include affiliates of the underwriters) selected by the calculation agent (after consultation with us) for loans in U.S. dollars to leading European banks having a three-month maturity commencing on the second London business day immediately following such interest determination date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the calculation agent are not quoting such rates as mentioned in this sentence, LIBOR for such interest determination date will be LIBOR determined with respect to the immediately preceding interest determination date.

All percentages resulting from any calculation of any interest rate for the 2010 floating rate notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655), and all dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward.

Promptly upon such determination, the calculation agent will notify us and the trustee (if the calculation agent is not the trustee) of the interest rate for the new interest reset period. Upon request of a holder of the 2010 floating rate notes, the calculation agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next interest reset period.

All calculations made by the calculation agent for the purposes of calculating interest on the 2010 floating rate notes shall be conclusive and binding on the holders and us, absent manifest errors.

Optional redemption

2017 Notes and 2037 Notes

Meaning of terms

We may redeem the 2017 notes and 2037 notes at our option as described below. See “Optional redemption—2017 Notes and 2037 Notes-Our redemption rights.” The following terms are relevant to the determination of the redemption price:

When we use the term “Treasury Rate”, we mean with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue. In determining this rate, we assume a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

When we use the term “Comparable Treasury Issue,” we mean the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issue of corporate debt securities of comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means each of Citigroup Global Markets Inc., Lehman Brothers Inc. and J.P. Morgan Securities Inc. and their respective successors as may be appointed from time to time by the trustee after consultation with Kimberly-Clark; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer.

When we use the term “Comparable Treasury Price”, we mean with respect to any redemption date, the arithmetic average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities.” If such release (or any successor release) is not published or does not contain such prices on such business day, then Comparable Treasury Price would mean the arithmetic average of the Reference Treasury Dealer Quotations for such redemption date.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer by 5:00 p.m. on the third business day preceding such redemption date.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc., Lehman Brothers Inc. and J.P. Morgan Securities Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Company shall substitute therefor another Primary Treasury Dealer.

When we use the term “Remaining Scheduled Payments,” we mean with respect to any 2017 note or 2037 note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

Our redemption rights

We may redeem the 2017 notes or the 2037 notes at our option and at any time, either as a whole or in part. If we elect to redeem the 2017 notes or the 2037 notes, we will pay a redemption price equal to the greater of

•	100% of the principal amount of the 2017 notes and the 2037 notes to be redeemed, plus accrued and unpaid interest, and

•	the sum of the present values of the Remaining Scheduled Payments, plus accrued and unpaid interest.

In determining the present value of the Remaining Scheduled Payments, we will discount such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus, in the case of the 2017 notes, 25 basis points and plus, in the case of the 2037 notes, 30 basis points. A partial redemption of the 2017 notes or the 2037 notes may be effected by such method as the trustee shall deem fair and appropriate and may provide for the selection for redemption of portions (equal to the minimum authorized denomination for the 2017 notes or 2037 notes or any integral multiple thereof) of the principal amount of 2017 notes or the 2037 notes of a denomination larger than the minimum authorized denomination for the 2017 notes or the 2037 notes.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the 2017 notes and the 2037 notes or portions thereof called for redemption.

2010 Floating Rate Notes

The 2010 floating rate notes may not be redeemed prior to maturity. However, we will be required to make an offer to repurchase the 2010 floating rate notes at a price of 101% of the principal amount plus accrued and unpaid interest upon a Change of Control Repurchase Event as described below under “—Repurchase upon Change of Control Repurchase Event.”

Repurchase upon Change of Control Repurchase Event

If a Change of Control Repurchase Event (as defined below) occurs with respect to a series of notes, unless, in the case of the 2017 notes or the 2037 notes, we have exercised our right to redeem the notes of that series as described above, we will make an offer to each holder of notes of that series to repurchase all or any part (in integral multiples of $1,000) of that holder’s notes of that series at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus any accrued and unpaid interest on the notes repurchased to the date of repurchase. Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control (as defined below), but after the public announcement of an impending Change of Control, we will mail a notice to each holder, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to repurchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice.

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, or the Exchange Act, and any other securities laws and regulations thereunder, to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase

Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.

On the Change of Control Repurchase Event payment date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes (in integral multiples of $1,000) properly tendered pursuant to our offer;

•	deposit with the trustee an amount equal to the aggregate repurchase price in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.

The trustee will promptly mail to each holder of notes properly tendered the repurchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided, that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000 in excess thereof.

We will not be required to make an offer to repurchase the notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us, and such third party purchases all notes properly tendered and not withdrawn under its offer.

We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

Definitions

“Below Investment Grade Rating Event” means, with respect to each series of notes, the notes of that series are rated below Investment Grade by each of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Kimberly-Clark and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than Kimberly-Clark or one of its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of Kimberly-Clark’s Voting Stock; or (3) the first day on which a majority of the members of Kimberly-Clark’s Board of Directors are not Continuing Directors.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Kimberly-Clark who (1) was a member of such Board of Directors on the date of the issuance of the notes; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of Kimberly-Clark’s proxy statement in which such member was named as a nominee for election as a director).

“Fitch” means Fitch Ratings Ltd.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch); or the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by us.

“Moody’s” means Moody’s Investors Service Inc.

“Rating Agency” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us as a replacement agency for Fitch, Moody’s or S&P, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc.

“Voting Stock” means Kimberly-Clark capital stock of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency.

Further Issues

We may from time to time, without notice to or the consent of the holders of the notes, create and issue further notes ranking equally with any series of the notes in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such further notes may be consolidated and form a single series with the previously issued notes of that series and have the same terms as to status, redemption or otherwise as the notes of that series.

Defeasance and Covenant Defeasance

The provisions of Sections 402 and 1006 of the indenture relating to defeasance as described under “Description of Debt Securities—Defeasance and Covenant Defeasance” in the accompanying prospectus will apply to the notes.

Underwriting

Subject to the terms and conditions set forth in the underwriting agreement dated July 25, 2007, each underwriter named below has severally agreed to purchase, and we have agreed to sell to each underwriter, the principal amount of notes set forth opposite its name below:

Underwriter	Principal Amount of 2010 Floating Rate Notes	Principal Amount of 2017 Notes	Principal Amount of 2037 Notes
Citigroup Global Markets Inc.	$112,500,000	$237,500,000	$175,000,000
Lehman Brothers Inc.	$67,500,000	$142,500,000	$105,000,000
J.P. Morgan Securities Inc.	$67,500,000	$142,500,000	$105,000,000
Goldman, Sachs & Co.	$45,000,000	$95,000,000	$70,000,000
Morgan Stanley & Co. Incorporated	$45,000,000	$95,000,000	$70,000,000
Barclays Capital Inc.	$36,000,000	$76,000,000	$56,000,000
HSBC Securities (USA) Inc.	$36,000,000	$76,000,000	$56,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$27,000,000	$57,000,000	$42,000,000
UBS Securities LLC	$13,500,000	$28,500,000	$21,000,000

Total	$450,000,000	$950,000,000	$700,000,000

Under the terms and conditions of the underwriting agreement, the underwriters are committed to take and pay for all of the notes, if any are taken.

The underwriters propose to offer the notes directly to purchasers at the initial public offering price set forth on the cover page of this prospectus supplement and may offer the notes to certain securities dealers at such price less a concession of 0.175%, 0.300% and 0.500% of the 2010 floating rate notes, 2017 notes and 2037 notes, respectively. The underwriters may allow, and such dealers may reallow, a concession not to exceed 0.115%, 0.170% and 0.250% of the 2010 floating rate notes, 2017 notes and 2037 notes, respectively, of the principal amount of the notes to certain brokers and dealers. After the notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

The following table shows the underwriting discount and commission we will pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes):

Paid by Kimberly-Clark
Per 2010 Floating Rate Note	0.250%
Per 2017 Note	0.450%
Per 2037 Note	0.875%

In connection with this offering, certain underwriters and their affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase notes for the purpose of stabilizing their market price. The underwriters also may create a short position for the account of the underwriters by selling more notes in connection with the offering than they are committed to purchase from us, and in such case may purchase notes in the open market following completion of the offering to cover such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if they are undertaken, they may be discontinued at any time.

The notes are new issues of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

We estimate that our total expenses of this offering, excluding the underwriting discount, will be approximately $775,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters and their affiliates have, directly and indirectly, provided various investment and commercial banking services to us and our affiliates for which they have received customary fees and commissions, including participating as lenders in our existing syndicated $1.5 billion revolving credit facility. In addition, affiliates of certain underwriters are lenders under our $2.0 billion short-term bridge loan and will receive a portion of the proceeds from the offering. The underwriters and their affiliates may also provide such services to us and our affiliates in the future for customary fees and commissions.

Under the Conduct Rules of the National Association of Securities Dealers (NASD), special considerations apply to a public offering of securities if more than 10% of the net proceeds thereof will be paid to members or affiliates of members of the NASD participating in the offering. Because more than 10% of the net proceeds from this offering may be paid to affiliates of the underwriters, this offering is being conducted pursuant to Rule 2710(h) of the NASD Conduct Rules.

Validity of Notes

The validity of the notes offered hereby is being passed upon for Kimberly-Clark by Ronald D. Mc Cray, Esq., Senior Vice President—Law and Government Affairs and Chief Compliance Officer of Kimberly-Clark, and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. As of July 25, 2007, Mr. Mc Cray owned 48,304 shares of our common stock, held options to acquire 204,261 shares of such common stock (of which options to acquire 140,864 shares are presently exercisable or will become exercisable within 60 days of such date), held 29,136 restricted share units, and held 6,488 shares of our common stock attributable to his account under our Employees Incentive Investment Plan. Mr. Mc Cray also participates in other employee benefit plans of Kimberly-Clark.

PROSPECTUS

Debt Securities

Common Stock

Preferred Stock

Warrants

This prospectus relates to debt securities, common stock, preferred stock and warrants that we may sell from time to time in one or more offerings. The debt securities, preferred stock and warrants may be convertible into or exercisable or exchangeable for shares of our common stock or other securities. We will provide specific terms of these sales in supplements to this prospectus.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of the offerings.

The common stock of Kimberly-Clark Corporation is listed on the New York Stock Exchange under the symbol “KMB.” Any common stock of Kimberly-Clark Corporation sold pursuant to a prospectus supplement will be listed on the NYSE, subject to official notice of issuance.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 24, 2007.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. The date of this prospectus can be found on the first page. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or a prospectus supplement is accurate as of any date other than the date on the front of the document.

About This Prospectus

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information.”

Unless we otherwise specify or the context otherwise requires, references to “Kimberly-Clark,” “we,” “us,” and “our” refer to Kimberly-Clark Corporation and its consolidated subsidiaries.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy and information statements, and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for more information concerning its public reference rooms and regional offices. Our SEC filings also are available to the public from the SEC’s website at http://www.sec.gov and on our website at http://www.kimberly-clark.com. The information on our website is not part of this prospectus. You also may inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means we can disclose information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the SEC automatically updates and supersedes information in this prospectus.

We incorporate by reference the documents listed below and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Our annual report on Form 10-K for the year ended December 31, 2006.

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2007.

•	Our current reports on Form 8-K filed with the SEC on February 23, 2007, June 14, 2007 and July 24, 2007 (in each case only to the extent filed and not furnished).

•

The financial statements and related schedule, and Report of Independent Registered Public Accounting Firm, contained in Exhibit 99.1 to the registration statement on Form S-3 of which this prospectus supplement forms a part.

We will provide to you at no charge, upon your written or oral request, a copy of these filings or any other information incorporated by reference in this prospectus, other than exhibits to the filings which are not specifically incorporated by reference. You may request this information by contacting us at Kimberly-Clark Corporation, P.O. Box 619100, Dallas, Texas 75261-9100 (telephone 972-281-1200); attention: Secretary of the Corporation.

Effective December 31, 2006, we adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements Nos. 87, 88, 106 and 132R (“SFAS 158”). SFAS 158 required us to record a transition adjustment to recognize the funded status of postretirement defined benefit plans – measured as the difference between the fair value of plan assets and the benefit obligations – in our balance sheet after adjusting for derecognition of our minimum pension liability as of December 31, 2006. We complied with the provisions of SFAS 158; however, we incorrectly presented the effect of this transition adjustment as part of 2006 comprehensive income on our Consolidated Statement of Stockholders’ Equity. The Consolidated Statement of Stockholders’ Equity in Exhibit 99.1 to the registration statement on Form S-3 of which this prospectus forms a part presents comprehensive income excluding the SFAS 158 transition adjustment.

On June 14, 2007, we filed a Form 8-K that recast the presentation of our reportable segments for all periods reported in our annual report on Form 10-K for the year ended December 31, 2006 to conform to the new reporting structure initially presented in our quarterly report on Form 10-Q for the quarter ended March 31, 2007. In addition, in those financial statements, we removed the above-referenced transition adjustment from the presentation of comprehensive income. The accompanying Consolidated Financial Statements, included as Exhibit 99.1 to the registration statement on Form S-3 of which this prospectus forms a part, include in Note 1 thereof explanatory language regarding the presentation of the transition adjustment that was not contained in the Form 8-K filed June 14, 2007.

Description of Kimberly-Clark

Kimberly-Clark is a global health and hygiene company focused on product innovation and building its personal care, consumer tissue, K-C Professional and Other, and health care operations. Kimberly-Clark and its subsidiaries manufacture and market a wide range of health and hygiene products around the world. Most of these products are made from natural or synthetic fibers using advanced technologies in fibers, nonwovens and absorbency.

Kimberly-Clark is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how our executive managers develop and execute our global strategies to drive growth and profitability of our worldwide Personal Care, Consumer Tissue, K-C Professional & Other and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. The principal sources of revenue in each of our global business segments are described below.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants, and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and a range of safety products for the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, WypAll, Kimtech, Kleenguard and Kimcare brand names.

The Health Care segment manufactures and markets disposable health care products such as surgical gowns, drapes, infection control products, sterilization wrap, face masks and exam gloves, respiratory products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Ballard and other brand names.

Kimberly-Clark was incorporated in Delaware in 1928 as the successor to a business established in 1872. Our principal executive offices are located at 351 Phelps Drive, Irving, Texas 75038 and our telephone number is (972) 281-1200.

Ratio of Earnings to Fixed Charges

Our consolidated ratio of earnings to fixed charges for each of the periods indicated is as follows:

Three Months Ended March 31, 2007	Year Ended December 31,
	2006	2005	2004	2003	2002
8.18x	7.76x	8.89x	10.85x	9.86x	10.18x

For the purpose of calculating these ratios, “earnings” are defined as income from continuing operations before income taxes, interest expense, an interest factor attributable to rent expense, amortization of capitalized interest and distributed income of equity affiliates in which at least 20% but less than 50% is owned. “Fixed charges” consist of interest expense, capitalized interest and an interest factor attributable to rent expense.

Use of Proceeds

We intend to use the net proceeds from the sales of securities as set forth in the applicable prospectus supplement.

Description of Debt Securities

The general provisions of the debt securities are described below. The specific terms of the debt securities and the extent, if any, to which the general provisions may not apply will be described in a prospectus supplement.

The debt securities will be issued under the first amended and restated indenture dated as of March 1, 1988, as amended by the first, second, third and fourth supplemental indentures dated as of November 6, 1992, May 25, 1994, March 14, 2002 and December 19, 2006, respectively. The Bank of New York Trust Company, N.A. (as the successor trustee) is the trustee under such indenture.

We have summarized the material provisions of the indenture below. The indenture has been filed as an exhibit to the registration statement and you should read the indenture for a complete statement of the provisions summarized in this prospectus and for provisions that may be important to you. For information on obtaining a copy of the indenture, see “Where You Can Find More Information” in this prospectus.

General

The debt securities will be unsecured obligations and will rank equally and ratably with all of our other currently outstanding unsecured and unsubordinated debt. In addition to the debt securities that we may offer in this prospectus, we may issue additional debt in an unlimited amount in one or more series under the indenture or other agreements. This additional debt may contain provisions different from those included in the indenture or applicable to one or more series of debt securities.

Prospectus Supplement

You should refer to the prospectus supplement for the following specific terms of the debt securities:

•	their title;

•	any limits on their aggregate principal amount;

•	the initial offering price(s) at which they will be sold;

•	the dates on which the principal will be payable;

•	the rate(s) (which may be fixed or variable) at which they will bear interest, if any, and the date(s) from which the interest, if any, will accrue;

•	the date(s) on which the interest, if any, will be payable and any record dates for the interest payments;

•	any sinking fund or similar provisions, whether mandatory or at your option, along with the periods, prices and terms of redemption, purchase or repayment;

•	any provisions for redemption or purchase, at our option or otherwise, including the periods, prices and terms of redemption or purchase;

•	the amount or percentage payable if their maturity is accelerated, if other than the entire principal amount;

•	the currency of our payments of principal, premium, if any, and interest, and any index used to determine the amounts of such payments;

•	any defeasance provisions with respect to the amount we owe, restrictive covenants and/or events of default; and

•	any other terms in addition to those described in this prospectus.

We may issue debt securities as original issue discount securities to be offered and sold at a substantial discount from their principal amount. Special federal income tax, accounting and other considerations relating to original issue discount securities will be described in the prospectus supplement.

Unless otherwise indicated in the prospectus supplement, the covenants contained in the indenture and the debt securities would not necessarily protect you in the event of a highly leveraged or other transaction to which we are or may become a party.

Restrictive Covenants

Meanings of Terms.

•

When we use the term “attributable debt” in the context of a sale and lease-back transaction, we mean the present value of our obligation to pay rent. We exclude from this calculation any amounts we pay for maintenance and repairs, insurance, taxes, assessments, water rates or similar charges, or amounts contingent upon sales amounts.

•

When we use the term “consolidated net tangible assets,” we mean the total amount of our assets minus (a) applicable reserves, (b) current liabilities which are not extendible or renewable into, and do not reflect current maturities of, long-term debt, and (c) intangible assets. Our consolidated net tangible assets include any attributable debt with respect to a sale and lease-back transaction which is not capitalized on our balance sheet.

•

When we use the term “principal property,” we mean any of our United States manufacturing facilities, mills or plants which has an individual gross book value in excess of 1% of our consolidated net tangible assets and which is owned by us or any restricted subsidiary. If our board of directors decides that any facility is not of material importance, it will not be considered a principal property.

•

When we use the term “restricted subsidiary,” we mean any of our subsidiaries (a) which has substantially all of its property or conducts substantially all of its business in the United States, and (b) which owns a principal property. The term does not include subsidiaries whose business consists principally of financing or leasing activities.

•

When we use the term “sale and lease-back transaction,” we mean any arrangement where we or any restricted subsidiary lease a principal property from a third party and the principal property has been or is to be sold or transferred by us or the restricted subsidiary to the third party with the intention of taking back the lease. The term does not include temporary leases of three years or less or certain intercompany leases.

Liens.    Section 1004 of the indenture provides that we will not, and will not permit any restricted subsidiary to, issue, assume or guarantee any debt secured by a mortgage, security interest, pledge or lien (hereafter called “mortgage”) of or on any principal property, or any shares of capital stock or debt of any restricted subsidiary, without also providing that the debt securities (together with, if we determine, any other indebtedness issued, assumed or guaranteed by us or any restricted subsidiary and then existing or thereafter created) shall be secured by the mortgage equally and ratably with or prior to such debt. This restriction does not apply to:

•

mortgages on any property acquired, constructed or improved by, or on any shares of capital stock or debt acquired by, us or any restricted subsidiary to secure debt which finances all or any part of (a) the purchase price of the property, shares or debt, or (b) the cost of constructing or improving the property, and which debt is incurred prior to or within 360 days after the acquisition, completion of construction or commencement of commercial operation of the property;

•	mortgages on any property, shares of capital stock or debt existing at the time we or any restricted subsidiary acquires the property, shares or debt;

•

mortgages on property of a corporation existing at the time that corporation merges or consolidates with us or any restricted subsidiary or at the time that corporation sells or transfers all or substantially all of its properties to us or any restricted subsidiary;

•	mortgages on any property, shares of capital stock or debt of any corporation existing at the time that corporation becomes a restricted subsidiary;

•	mortgages to secure intercompany debt among us and/or any of our restricted subsidiaries;

•	mortgages in favor of governmental bodies to secure advance or progress payments or to secure the purchase price of the mortgaged property; and

•	extensions, renewals or replacements of any existing mortgage or any mortgage referred to above.

In addition, we or any restricted subsidiary may, without equally and ratably securing the debt securities, issue, assume or guarantee debt secured by a mortgage not excepted above, if the aggregate amount of the debt, together with (a) all other debt secured by mortgages not so excepted, and (b) the attributable debt with respect to sale and lease-back transactions, does not at the time exceed 5% of our consolidated net tangible assets. For purposes of clause (b) of this calculation, certain sale and lease-back transactions in which the attributable debt has been applied to the optional prepayment or retirement of long-term debt are excluded.

Arrangements under which we or any restricted subsidiary transfer an interest in timber but retain an obligation to cut the timber in order to provide the transferee with a specified amount of money will not create a mortgage or a sale and lease-back transaction prohibited by the indenture.

Sale and Lease-Back Transactions.    Section 1005 of the indenture provides that neither we nor any restricted subsidiary may engage in sale and lease-back transactions with respect to any principal property unless:

•

we or the restricted subsidiary are able, without equally and ratably securing the debt securities, to incur debt secured by a mortgage on the property pursuant to the exceptions described in “Liens” above;

•

we or the restricted subsidiary are able, without equally and ratably securing the debt securities, to incur debt secured by a mortgage on the property in an amount at least equal to the attributable debt with respect to the transaction; or

•

within 360 days after the effective date of the transaction, we or the restricted subsidiary apply an amount equal to the attributable debt with respect to the transaction to the optional prepayment or retirement of our long-term debt or that of any restricted subsidiary.

Consolidations, Mergers and Sales of Assets

Section 801 of the indenture provides that we may consolidate with or merge into, and sell or transfer all or substantially all of our property and assets to, any other corporation. The corporation formed by the consolidation or into which we merge, or the corporation which acquires all or substantially all of our property and assets, must assume, by execution of a supplemental indenture, our obligations to:

•	pay the principal of, premium, if any, and interest on the debt securities when due; and

•	perform and observe all the terms, covenants and conditions of the indenture.

If, upon the consolidation, merger, sale or transfer, any principal property or any shares of capital stock or debt of any restricted subsidiary would become subject to a mortgage, security interest, pledge or lien securing any debt of, or guaranteed by, the other corporation, we must secure, prior to the consolidation, merger, sale or transfer, the payment of the principal of, premium, if any, and interest on the debt securities equally and ratably with or prior to the debt secured by the mortgage, security interest, pledge or lien. This provision would not apply to any mortgage which would be permitted under “Liens” above.

Events of Default

Section 501 of the indenture provides that the following are events of default with respect to debt securities of any series:

•	our failure to pay principal or premium, if any, on any debt security of that series when due;

•	our failure to pay interest on any debt security of that series when due, continued for 30 days;

•	our failure to make any sinking fund payment, when due, in respect of any debt security of that series;

•	our failure to perform any other covenant or agreement in the indenture that is applicable to debt securities of that series, continued for 90 days after written notice;

•	certain events involving bankruptcy, insolvency or reorganization; and

•	any other event of default applicable to debt securities of that series.

An event of default with respect to a particular series of debt securities (except as to matters involving bankruptcy, insolvency or reorganization) does not necessarily mean that there is an event of default with respect to any other series of debt securities.

If an event of default occurs and continues, the trustee or the holders of at least 25% of the outstanding debt securities of that series may declare those debt securities to be due and payable. However, at any time after such a declaration of acceleration has been made, but before the stated maturity of the debt securities, the holders of a majority of the outstanding debt securities of that series may, subject to certain conditions, rescind and annul the acceleration if all events of default with respect to the debt securities, other than the non-payment of accelerated principal, have been cured or waived. You should refer to the prospectus supplement relating to any series of debt securities which are original issue discount securities for particular provisions relating to acceleration of a portion of the principal amount of the original issue discount securities upon the occurrence and continuance of an event of default.

Subject to the trustee’s duties in the case of an event of default, the trustee is not required to exercise any of its rights or powers under the indenture at the request or direction of any holder unless one or more of them shall have offered reasonable indemnity to the trustee. Subject to this indemnification provision and certain other rights of the trustee, the holders of a majority of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

No holder of any debt security of any series will have the right to institute any proceeding with respect to the indenture, unless:

•

the holder shall have previously notified the trustee of a continuing event of default with respect to debt securities of that series and the holders of at least 25% of the outstanding debt securities of that series shall have requested, and offered reasonable indemnity to, the trustee to institute the proceeding;

•	the trustee shall not have received from the holders of a majority of the outstanding debt securities of that series a direction inconsistent with the request; and

•	the trustee shall have failed to institute the proceeding within 60 days.

However, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and interest on the debt security on or after the applicable due dates and to sue for the enforcement of any such payment.

The indenture requires us to furnish to the trustee annually a statement as to the absence of certain defaults under the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any non-monetary default with respect to debt securities of the series if it considers it in the interest of the holders to do so.

Defeasance and Covenant Defeasance

Section 402 of the indenture provides that we may be discharged from most of our obligations in respect of the outstanding debt securities of any series if we irrevocably deposit with the trustee money and/or United States government securities which, together with the income from those securities, are sufficient to pay the principal of, premium, if any, and each installment of interest on the outstanding debt securities of the series on the stated maturity or redemption date, as the case may be. This arrangement requires that we (a) deliver to the trustee an opinion of counsel that we have received an Internal Revenue Service ruling, or a ruling of the Internal Revenue Service has been published that in the opinion of counsel establishes, that holders of the outstanding debt securities of the series will have no federal income tax consequences as a result of the deposit, defeasance and discharge, (b) deliver to the trustee an opinion of counsel that the outstanding debt securities of the series, if then listed on any securities exchange, will not be delisted as a result of the deposit, defeasance and discharge, and (c) deliver to the trustee an officer’s certificate and opinion of counsel, each stating that all conditions precedent to the deposit, defeasance and discharge have been met.

Section 1006 of the indenture provides that we need not comply with certain restrictive covenants, including those described under—“Liens” and—“Sale and Lease-back Transactions” above, and that our failure to comply would not be an event of default under the outstanding debt securities of any series, if we deposit with the trustee money and/or United States government securities which, together with the income from those securities, are sufficient to pay the principal of, premium, if any, and each installment of interest on the outstanding debt securities of the series on the stated maturity or redemption date, as the case may be. Our other obligations under the indenture and the outstanding debt securities of the series would remain in full force and effect. This arrangement requires that we deliver to the trustee an opinion of counsel that (a) the holders of the outstanding debt securities of the series will have no federal income tax consequences as a result of the deposit and defeasance, (b) the outstanding debt securities of the series, if then listed on any securities exchange, will not be delisted as a result of the deposit and defeasance, and (c) deliver to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent relating to the defeasance have been complied with.

In the event the outstanding debt securities of the applicable series are declared due and payable because of the occurrence of an event of default other than that described in the preceding paragraph, the amount of money and government securities on deposit with the trustee may not be sufficient to pay amounts due on the outstanding debt securities of the series at the time of the acceleration resulting from the event of default. However, we will remain liable to pay these amounts.

Amendments to the Indenture and Waiver of Covenants

Section 902 of the indenture provides that we may amend the indenture with the consent of the holders of at least 66 2/3% of the outstanding debt securities of each series affected by the amendments. However, unless we have the consent of each holder of the affected debt securities, we may not:

•	change the maturity date of the principal amount of, or any installment of principal of or interest on, any debt security;

•

reduce the principal amount of, premium, if any, or any interest on, any debt security or reduce the amount of principal of an original issue discount security that would be due and payable upon acceleration;

•	change the place or currency of payment of the principal of, premium, if any, or interest on, any debt security;

•	impair your right to sue for payment with respect to any debt security after its maturity date; or

•

reduce the percentage of outstanding debt securities of any series which is required to consent to an amendment of the indenture or to waive our compliance with certain provisions of the indenture or certain defaults.

The holders of 66 2/3% of the outstanding debt securities of any series may, on behalf of the holders of all debt securities of that series, waive our compliance with certain restrictive covenants of the indenture. The holders of a majority of the outstanding debt securities of any series may, on behalf of the holders of all debt securities of that series, waive any past default under the indenture with respect to that series, except (a) a default in the payment of the principal of, premium, if any, or interest on any debt security of that series, or (b) in respect of a provision which under the indenture cannot be amended without the consent of each holder of the affected debt securities.

Payments, Transfer and Exchange

Unless otherwise indicated in the prospectus supplement, we will make payments of principal, premium, if any, and interest on the debt securities, and you may exchange and transfer the debt securities, at the office of the trustee at The Bank of New York Trust Company, N.A., 601 Travis, Floor 16, Houston, Texas 77002. We may elect to pay any interest by check mailed by first class mail to the address of the person entitled to receive the payment as it appears in the trustee’s security register.

We will not charge you for any transfer or exchange of debt securities, but we may require you to pay any related tax or other governmental charge.

Form of Debt Securities

The debt securities will be issued in registered form. We will issue debt securities only in denominations of $1,000 or integral multiples of that amount, unless the prospectus supplement states otherwise.

Unless the prospectus supplement otherwise provides, debt securities will be issued in the form of one or more global securities. This means that we will not issue certificates to each holder. Rather, we would issue global securities in the total principal amount of the debt securities distributed in that series.

Global Securities

In General.    Debt securities in global form will be deposited with or on behalf of a depositary. Global securities are represented by one or more certificates for the series registered in the name of the depositary or its nominee. Debt securities in global form may not be transferred except as a whole among the depositary, a nominee of or a successor to the depositary, or any nominee of that successor. Unless otherwise identified in the prospectus supplement, the depositary will be The Depository Trust Company.

No Depositary or Global Securities.    If a depositary for a series of debt securities is unwilling or unable to continue as depositary, and a successor is not appointed by us within 90 days, we will issue that series of debt securities in registered form in exchange for the global security or securities of that series. We also may determine at any time in our discretion not to use global securities for any series. In that event, we will issue debt securities in registered form.

Ownership of the Global Securities; Beneficial Ownership.    So long as the depositary or its nominee is the registered owner of a global security, that entity will be the sole holder of the debt securities represented by that instrument. We and the trustee are only required to treat the depositary or its nominee as the legal owner of the debt securities for all purposes under the indenture.

A purchaser of debt securities represented by a global security will not be entitled to receive physical delivery of certificated securities, will not be considered the holder of those securities for any purpose under the indenture, and will not be able to transfer or exchange the global security, unless the prospectus supplement provides to the contrary. As a result, each beneficial owner must rely on the procedures of the depositary to exercise any rights of a holder under the indenture. In addition, if the beneficial owner is not a direct or indirect participant in the depositary, the beneficial owner must rely on the procedures of the participant through which it owns its beneficial interest in the global security. We understand that under existing industry practice, in the event we request any action of holders of debt securities or an owner of a beneficial interest in the global securities desires to take any action that the depositary, as the holder of the global securities, is entitled to take, the depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificated form. Those laws and the above conditions may impair the ability to transfer beneficial interests in the global securities.

Book-Entry System

The debt securities may be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “depositary”) and registered in the name of the depositary’s nominee. Except as set forth below, the global securities may be transferred, in whole and not in part, only to the depositary or another nominee of the depositary.

Upon the issuance of the global securities, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such global securities to the accounts of participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of interests in the global securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global securities through such participants).

We expect that the depositary, upon receipt of any payment of principal or interest in respect of the global securities, will credit immediately participants’ accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the global securities as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in the global securities held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants. None of Kimberly-Clark, the trustee or any agent of Kimberly-Clark or the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global securities for any debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the depositary and its participants or the relationship between such participants and the owners of beneficial interests in the global securities owned through such participants.

Unless and until they are exchanged in whole or in part for certificated debt securities in definitive form, the global securities may not be transferred except as a whole by the depositary to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary.

The debt securities represented by the global securities are exchangeable for certificated debt securities in definitive registered form of like tenor as such securities in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the depositary notifies us that it is unwilling or unable to continue as depositary for the global securities or if at any time the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, or (ii) we in our discretion at any time determine not to have all of the debt securities represented by the global securities and we notify the trustee thereof. Any global securities that are exchangeable pursuant to the preceding sentence are exchangeable for certificated debt securities issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for a global security or global securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.

Same-Day Settlement and Payment

Settlement by the purchasers of the debt securities will be made in immediately available funds. All payments by us to the depositary of principal and interest will be made in immediately available funds.

The debt securities will trade in the depositary’s settlement system until maturity, and therefore the depositary will require secondary trading activity in the debt securities to be settled in immediately available funds.

The Depository Trust Company

The following is based on information furnished by The Depository Trust Company (“DTC”) and applies to the extent it is the depositary, unless otherwise stated in the prospectus supplement:

Registered Owner.    The debt securities will be issued as fully registered securities in the name of Cede & Co., which is DTC’s partnership nominee. No single global security will be issued in a principal amount of more than $500 million. The trustee will deposit the global securities with DTC. The deposit of the global securities with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the securities.

DTC Organization.    DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of that law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Direct participants include securities brokers and dealers, banks, trust companies, mutual funds firms and certain other organizations who directly participate in DTC. Other entities indirectly participate in DTC and may access DTC’s system by clearing transactions through or maintaining a custodial relationship with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

DTC Activities.    DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts. This eliminates the need for physical movement of securities certificates.

Participants’ Records.    Except as otherwise provided in the prospectus supplement, the debt securities must be purchased by or through direct participants, which will receive a credit for the debt securities on DTC’s records. The beneficial owner’s ownership interest in the debt securities is in turn recorded on the direct or indirect participants’ records. Beneficial owners will not receive written confirmations from DTC of their purchase, but they are expected to receive them, along with periodic statements of their holdings, from the direct or indirect participants through whom they purchased the debt securities.

Transfers of ownership interests in the global securities will be made on the books of the participants on behalf of the beneficial owners. Certificates representing the interests of the beneficial owners in the debt securities will not be issued unless the use of global securities is suspended, as discussed above.

DTC has no knowledge of the actual beneficial owners of the global securities. Its records only reflect the identity of the direct participants as owners of the debt securities. Those participants may or may not be the beneficial owners. Participants are responsible for keeping account of their holdings on behalf of their customers.

Notices Among DTC, Participants and Beneficial Owners.    Notices and other communications by DTC, its participants and the beneficial owners will be governed by standing arrangements among them, subject to any legal requirements in effect.

Voting Procedures.    Neither DTC nor Cede & Co. will give consents for or vote the global securities. DTC generally mails an omnibus proxy to us just after any applicable record date. That proxy assigns Cede & Co.’s consenting or voting rights to the direct participants to whose accounts the securities are credited at that time.

Payments.    Principal and interest payments made by us will be delivered to DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date unless it has reason to believe it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for customers in bearer form or registered in “street name.” Those payments will be the responsibility of that participant, and not DTC, the trustee or us, subject to any legal requirements in effect at that time.

We are responsible for paying principal, interest and premium, if any, to the trustee, which is responsible for making those payments to DTC. DTC is responsible for disbursing those payments to direct participants. The participants are responsible for disbursing payments to the beneficial owners.

Governing Law

New York law will govern the indenture and the debt securities.

Description of Capital Stock

Set forth below is a description of our capital stock. The following description is a summary and is subject to the provisions of our certificate of incorporation, our by-laws and the relevant provisions of the law of the State of Delaware.

Common Stock

We are currently authorized to issue up to 1,200,000,000 shares of common stock, par value $1.25 per share. As of June 30, 2007, we had outstanding 455,781,274 shares of our common stock. The shares of common stock outstanding are fully paid and nonassessable.

Holders of our common stock are entitled to share equally and ratably in any dividends and in any assets available for distribution on liquidation, dissolution or winding-up, subject, if preferred stock is then outstanding, to any preferential rights of such preferred stock. Each share of common stock entitles the holder of record to one vote at all meetings of stockholders, and the votes are noncumulative. The common stock is not redeemable, has no subscription or conversion rights and does not entitle the holder to any preemptive rights.

Dividends may be paid on our common stock out of funds legally available for dividends, as and when declared from time to time by our board of directors.

Computershare Investor Services is the transfer agent and registrar for our common stock.

Preferred Stock

We are also authorized to issue up to 20,000,000 shares of preferred stock, no par value per share, in one or more series. If preferred stock is issued, our board of directors may fix the designation, relative rights, preferences and limitations of the shares of each series. As of July 24, 2007, no shares of preferred stock were issued and outstanding.

Description of Warrants

We may issue warrants, in one or more series, for the purchase of debt securities or shares of our common stock, par value $1.25 per share. Warrants may be issued independently or together with our debt securities or common stock and may be attached to or separate from any offered securities. In addition to this summary, you should refer to the detailed provisions of the specific warrant agreement for complete terms of the warrants and the warrant agreement. Each warrant agreement will be between us and a banking institution organized under the laws of the United States or a state thereof. Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

A prospectus supplement accompanying this prospectus relating to a particular series of warrants to issue debt securities or common stock will describe the terms of those warrants, including:

•	the title and the aggregate number of warrants;

•	the debt securities or common stock for which each warrant is exercisable;

•	the date or dates on which the right to exercise such warrants commence and expire;

•	the price or prices at which such warrants are exercisable;

•	the currency or currencies in which such warrants are exercisable;

•	the periods during which and places at which such warrants are exercisable;

•	the terms of any mandatory or optional call provisions;

•	the price or prices, if any, at which the warrants may be redeemed at the option of the holder or will be redeemed upon expiration;

•	the identity of the warrant agent; and

•	the exchanges, if any, on which such warrants may be listed.

Plan of Distribution

We may sell the offered securities (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

Legal Matters

Unless otherwise specified in the prospectus supplement accompanying this prospectus, Ronald D. Mc Cray, Esq., our Senior Vice President—Law and Government Affairs and Chief Compliance Officer, will provide opinions regarding the authorization and validity of the securities offered by this prospectus. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

Experts

The financial statements and related financial statement schedule included as Exhibit 99.1 to the registration statement on Form S-3, of which this prospectus forms a part, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Current Report on Form 8-K of Kimberly-Clark Corporation dated June 14, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing or incorporated by reference herein (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph referring to the adoption of Statement of Financial Accounting

Standards No. 123(R), Share-Based Payment, on January 1, 2006, the adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, on December 31, 2006, and the adoption of Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, on December 31, 2005, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so included or incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$2,100,000,000

$450,000,000 Floating Rate Notes due July 30, 2010

$950,000,000 6.125% Notes due August 1, 2017

$700,000,000 6.625% Notes due August 1, 2037

P R O S P E C T U S   S U P P L E M E N T

July 25, 2007

Joint Book-Running Managers

Citi	Lehman Brothers	JPMorgan

Co-Managers

Goldman, Sachs & Co.	Morgan Stanley	Barclays Capital
HSBC	Merrill Lynch & Co.	UBS Investment Bank